

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

Anthony Tan Ping Yeow
Chairman and Chief Executive Officer
Grab Holdings Limited
3 Media Close, #01-03/06
Singapore 138498

> **Re: Grab Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 28, 2022**
> **File No. 001-41110**

Dear Anthony Tan Ping Yeow:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services